EXHIBIT 99.1
                                       [VIDESH SANCHAR NIGAM LIMITED LETTERHEAD]

HQ/CS/CL.24B/8807
12 February 2002

Sir,

              Sub : Information  of  Board Meeting  on 13 February 2002  to note signing of Shareholders' Agreement

      This is to inform that a Meeting of the Board of Directors is scheduled to be held on 13 February 2002 to note the signing of Shareholders' Agreement between the Strategic Partner i.e. Panatone Finvest Ltd. and the Government of India.

2. As a result there may be a change in Shareholding Pattern and composition of Board of Directors. Further information will be conveyed after conclusion of the aforesaid Board Meeting.

Yours faithfully,
For VIDESH SANCHAR NIGAM LIMITED


By: /S/ R.N. ADITYA
    ----------------------------
    R.N. Aditya
    Assistant Company Secretary


1. Security Code 23624, The Stock Exchange, Mumbai, Corporate Relationship Department, 1st Floor, New Trading Ring, Rotunda Building, Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai -400 001. Fax No.(22) 2722061, 2721072.

2. The Secretary, Madras Stock Exchange Limited, Post Box No. 183, 11, Second Line Beach, Chennai - 600 001. Fax No.(44) 524 48 97.

3. Security Code 32149, The Secretary, Calcutta Stock Exchange Assn. Ltd, 7, Lyons Range, Calcutta - 700 001. Fax No.(33) 22 025 14/28 37 24.

4. Security Code 22064, The Secretary, Delhi Stock Exchange Assn. Limited, 3/1, Asaf Ali Road, New Delhi - 110 002. Fax No.(11) 329 21 81.

5. Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited, Capital Market -Listing, Exchange Plaza, Bandra Kurla Complex, Bandra (E), Mumbai - 400 051 .Fax Nos. : (22) 6598237/38.

6. National Securities Depository Ltd., Trade World, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai -400 013. Fax Nos.: 497 29 93.

7. Mr. Anish Kumar, The Bank of New York, Express Towers, 13th Floor, Nariman Point, Mumbai - 400 021. Fax No. 204 49 42.

8.    Head Office : M/s. Sharepro Services,  Satam Estate, 3rd Floor, Above Bank
      of   Baroda,    Chakala,    Andheri   (E),    Mumbai-400   099   Ph.   821
      5168/8202108/8202114, FAX 837 5646


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9.    Ms. Caroline Yap, Managing Director,  International  Client Services,  New
      York Stock Exchange. No.: +1 2126565071

10. Shri Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited Phiroze Jee Jee Bhoy Towers, Dalal Street, Mumbai
      - 400 023. Fax: 2673199

11.   Shri S. Kannan, DGM(FA), for SEC filing requirements, Fax 1195.

12.   Shri U.C. Burman, DGM(Internet), for hosting on website.